Mail Stop 0407

      							May 31, 2005

Via U.S. Mail and Fax (410-540-5302)
Mr. Scott N. Greenberg
Chief Financial Officer
GP Strategies Corporation
777 Westchester Avenue
Fourth Floor
White Plains, NY  10604

	RE:	GP Strategies Corporation
      Forms 10-K and 10-K/A for the fiscal year ended December 31,
2004
		Filed March 17, 2005, April 5, 2005, April 29, 2005, and
		May 16, 2005, respectively
      Form 10-Q for the quarter ended March 31, 2005
		Filed May 13, 2005
		File No. 1-7234

Dear Mr. Greenberg:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Forms 10-K  and 10-K/A for the year ending December 31, 2004

Note 2. Summary of Significant Accounting Policies-(G) Revenue Recognition, page 50
1. We note that you use the percentage of completion method to recognize revenue under certain of your fixed price contracts that "typically do not have milestones or other reliable measure of performance." Please explain to us in more detail the nature of the services you provide under these contracts and explain to us your GAAP basis for recognizing the revenue in this manner. Tell us if these contracts involve a specified number of defined acts and, if so, explain the nature of these acts. Also, tell us why it is not appropriate to utilize a straight line methodology.

Note 15. Business Segments, page 79

2. Please tell us whether your Chief Operating Decision Maker regularly reviews discrete financial performance information (such as gross margin) for business activities below your two reportable segments. As examples, in your General Physics reportable segment, does your CODM regularly review discrete financial performance information for the organization`s government training, business process outsource, and e-Learning businesses; or, in your GSE reportable segment, does your CODM regularly review discrete financial performance information for the organization`s power simulation, process simulation and emergency management simulation divisions?

3. Using the guidance in paragraph 10 of SFAS 131, tell us how you determine your operating segments and how your Chief Operating Decision Maker reviews this information. Specifically discuss the measure of profit and loss reviewed by the chief operating decision maker. As you may have aggregated several operating segments into two reportable segments, tell us how determined that you met the criteria for aggregation in paragraph 17 of SFAS 131, including the requirement that the segments have similar economic characteristics.

Note 16. Other Related Party Transactions, page 82

4. In connection with the spin-off, you state that several of the Company`s directors and officers are also directors and officers of
NPDC and that the Company entered into management service agreements with NPDC. In future filings, please provide a fuller description of the nature of the relationship(s) involved, for example, describe the number, roles and responsibilities of shared senior management related to GP Strategies and NPDC and describe the management services that the two companies will provide each other.

Form 10-Q for the quarter ended March 31, 2005

5. With respect to your $5.0 million capital contribution to NPDC, please tell us in your response how you are accounting for it.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director

Mr. Scott N. Greenberg
GP Strategies Corporation
May 31, 2005
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